UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 22, 2023 vascular biogenics ltd.

(Exact name of registrant as specified in its charter)

Israel	001-36581	Not Applicable
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

8 HaSatat St.
Modi’in, Israel	7178106
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: +972-8-9935000

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, par value NIS 0.01 each	VBLT	The Nasdaq Global Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On February 22, 2023, Vascular Biogenics Ltd., an Israeli corporation (“VBL”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) among VBL, Notable Labs, Inc., a Delaware corporation (“Notable”), and Vibrant Merger Sub, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of VBL (“Merger Sub”), pursuant to which, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Notable will be merged with and into Merger Sub (the “Merger”) at the effective time of the Merger (the “Effective Time”), with Notable continuing after the Merger as the surviving corporation and a wholly-owned subsidiary of VBL. The Merger is intended to qualify as a tax-free reorganization for U.S. federal income tax purposes.

At the Effective Time, each outstanding share of Notable capital stock will be converted into the right to receive VBL ordinary shares, nominal value NIS 0.01 (the “VBL Ordinary Shares”), as set forth in the Merger Agreement. Under the exchange ratio formula in the Merger Agreement, immediately following the Effective Time, the former Notable securityholders are expected to own approximately 76% of the VBL Ordinary Shares on a fully diluted basis and subject to adjustment and securityholders of VBL as of immediately prior to the Effective Time are expected to own approximately 24% of the VBL Ordinary Shares on a fully diluted basis and subject to adjustment. Under certain circumstances further described in the Merger Agreement, the ownership percentages may be adjusted upward or downward based on the level of VBL’s net cash at the closing of the Merger, and the terms and net proceeds of Notable’s pre-merger financing. There can be no assurances as to VBL’s level of net cash between the signing of the Merger Agreement and the closing of the Merger.

The Merger Agreement contains a customary “no-shop” provision under which neither VBL nor Notable is permitted to (i) solicit any alternative acquisition proposals, (ii) furnish any non-public information to any person in connection with or in response to any alternative acquisition proposal, (iii) engage in any negotiations or discussions with any person with respect to any alternative acquisition proposal, (iv) approve, endorse or recommend any alternative acquisition proposal, or (v) execute or enter into any agreement relating to any alternative acquisition proposal. The “no-shop” provision is subject to certain exceptions that permit the board of directors of either party to comply with its fiduciary duties, which, under certain circumstances, would enable VBL or Notable to provide information to, and enter into discussions or negotiations with, third parties in response to any alternative acquisition proposals.

The Merger Agreement contains customary representations, warranties and covenants made by Notable and VBL, including representations relating to obtaining the requisite approvals of the securityholders of Notable and VBL, agreements relating to indemnification of directors and officers, and covenants relating to Notable’s and VBL’s conduct of their respective businesses between the date of signing the Merger Agreement and the Effective Time.

The Merger Agreement provides each of VBL and Notable with specified termination rights, and further provides that, upon termination of the Merger Agreement under specified circumstances, the terminating party may be required to pay the other party a termination fee of $2,500,000. In addition, in connection with certain terminations of the Merger Agreement, VBL may be required to pay Notable’s out-of-pocket fees and expenses up to $500,000, or Notable may be required to pay VBL’s out-of-pocket fees and expenses up to $500,000.

The Merger Agreement provides that, immediately following the Effective Time, the board of directors of the combined company will consist of up to seven directors, with one director designated by VBL. Upon the closing of the transaction, the combined company will be led by Notable’s chief executive officer and executive management team. In connection with the Merger, VBL will seek to amend its articles of incorporation to: (i) effect an increase of the registered share capital of VBL and/or effect a reverse split of VBL Ordinary Shares at a ratio to be determined by VBL and Notable (to the extent applicable and necessary); (ii) change the name of VBL to “Notable Labs, Ltd.”; and (iii) make other such changes as mutually agreeable to VBL and Notable.

VBL’s board of directors has approved the Merger Agreement and the related transactions, and has adopted resolutions recommending that the requisite shareholders of VBL approve the issuance of VBL Ordinary Shares pursuant to the Merger and approve the related amendments to VBL’s articles of association (the “VBL Shareholder Matters”). VBL has agreed to hold a shareholders’ meeting to submit the VBL Shareholder Matters to its shareholders for their consideration. In connection with the Merger, VBL intends to file a registration statement on Form S-4 (the “Form S-4”) with the Securities and Exchange Commission (“SEC”), in which a proxy statement relating to the VBL Shareholder Matters is to be included as a part (collectively, the “Registration Statement”). Promptly after the Registration Statement has been declared effective by the SEC, and in any event no later than five business days thereafter, Notable stockholders holding the requisite amount of shares of the capital stock of Notable are required to approve the Merger Agreement by written consent (the “Notable Stockholder Matters”).

VBL’s and Notable’s obligations to consummate the Merger are subject to the satisfaction or waiver of customary closing conditions, including, among others, obtaining the requisite approval of the VBL Shareholder Matters by the VBL shareholders, obtaining the requisite approval of the Notable Stockholder Matters by the Notable stockholders, proceeds of Notable’s pre-closing financing, net of certain specified expenses, not being less than $5,000,000 and VBL’s net cash not being less than $15,000,000.

The foregoing description of the Merger and the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 2.1 to this Current Report on Form 8-K and is incorporated herein by reference.

The Merger Agreement has been included to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about VBL or Notable. The Merger Agreement contains representations, warranties and covenants that VBL and Notable made to each other as of specific dates. The assertions embodied in those representations, warranties and covenants were made solely for purposes of the Merger Agreement among VBL, Notable and Merger Sub and may be subject to important qualifications and limitations agreed to by VBL and Notable in connection with negotiating its terms, including being qualified by confidential disclosures exchanged between the parties in connection with the execution of the Merger Agreement. Moreover, the representations and warranties may be subject to a contractual standard of materiality that may be different from what may be viewed as material to investors or security holders, or may have been used for the purpose of allocating risk between VBL and Notable rather than establishing matters as facts. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in VBL’s public disclosures. For the foregoing reasons, no person should rely on the representations and warranties as statements of factual information at the time they were made or otherwise.

Support Agreements

VBL Shareholder Support Agreements

In connection with the execution of the Merger Agreement, VBL and Notable entered into shareholder support agreements (the “VBL Shareholder Support Agreements”) with VBL’s current directors and executive officers who collectively beneficially own or control an aggregate of approximately 2% of the outstanding VBL Ordinary Shares. The VBL Shareholder Support Agreements provide that, among other things, each of the shareholders has agreed to vote or cause to be voted all of the VBL Ordinary Shares beneficially owned by such shareholder in favor of the issuance of VBL Ordinary Shares in the Merger at the VBL shareholder meeting to be held in connection with the Merger.

The foregoing description of the VBL Shareholder Support Agreements does not purport to be complete and is qualified in its entirety by reference to the form of the VBL Shareholder Support Agreement, which is provided as Exhibit A to the Merger Agreement, which is filed as Exhibit 2.1 to this Current Report on Form 8-K and incorporated herein by reference.

Notable Stockholder Support Agreements

In connection with the execution of the Merger Agreement, VBL and Notable also entered into stockholder support agreements (the “Notable Stockholder Support Agreements”) with certain directors, officers and stockholders who collectively beneficially own or control an aggregate of approximately 63% of the outstanding shares of the Notable Common Stock (on an as-converted basis). The Notable Stockholder Support Agreements provide that, among other things, each of the stockholders has agreed to vote or cause to be voted all of the shares of the capital stock of Notable beneficially owned by such stockholder in favor of the adoption of the Merger Agreement.

The foregoing description of the Notable Stockholder Support Agreements does not purport to be complete and is qualified in its entirety by reference to the form of the Notable Stockholder Support Agreement, which is provided as Exhibit B to the Merger Agreement, which is filed as Exhibit 2.1 to this Current Report on Form 8-K and incorporated herein by reference.

Lock-up Agreements

In connection with the closing of the Merger, VBL’s designee to the board of directors of the combined company (who will be designated prior to closing), will enter, and, concurrently and in connection with the execution of the Merger Agreement, certain executive officers, members of the board of directors, and stockholders of Notable, which collectively beneficially own or control an aggregate of approximately 63% of Notable’s Common Stock (on an as-converted basis), have entered, into lock-up agreements with VBL and Notable, pursuant to which each shareholder will be subject to a 60 day lockup on the sale or transfer of shares of VBL Ordinary Shares held by each such shareholder at the closing of the Merger, including those shares received by Notable stockholders in the Merger (the “Lock-up Agreements”).

The foregoing description of the Lock-up Agreements does not purport to be complete and is qualified in its entirety by reference to the forms of the Lock-up Agreement, which are provided as Exhibits C and D to the Merger Agreement, which is filed as Exhibit 2.1 to this Current Report on Form 8-K and incorporated herein by reference.

Item 2.02	Results of Operations and Financial Condition.

To the extent required by this Item, the information included in Item 8.01 of this Current Report on Form 8-K is incorporated herein by reference.

Item 5.01.	Changes in Control of Registrant.

To the extent required by this Item 5.01, the information in Item 1.01 of this Current Report on Form 8-K is incorporated herein by reference.

Item 5.02.	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

To the extent required by this Item 5.02, the information in Item 1.01 of this Current Report on Form 8-K is incorporated herein by reference.

Item 7.01.	Regulation FD Disclosure.

On February 23, 2023, VBL and Notable issued a joint press release announcing, among other things, the execution of the Merger Agreement and VBL and Notable held a conference call with investors to discuss the proposed Merger. Copies of each of the press release and the presentation used in connection with the investor conference call are furnished as Exhibit 99.1 and Exhibit 99.2, respectively, to this Current Report on Form 8-K and each are incorporated herein by reference.

The information in Item 7.01 of this Current Report on Form 8-K, including the information in the press release attached as Exhibit 99.1 to this Current Report on Form 8-K and presentation attached as Exhibit 99.2 to this Current Report on Form 8-K, is furnished pursuant to Item 7.01 of Form 8-K and shall not be deemed “filed” for the purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities of that section. Furthermore, the information in Item 7.01 of this Current Report on Form 8-K, including the information in the press release attached as Exhibit 99.1 to this Current Report on Form 8-K and presentation attached as Exhibit 99.2 to this Current Report on Form 8-K, shall not be deemed to be incorporated by reference in the filings of VBL under the Securities Act.

Item 8.01	Other Events.

Unaudited Year-End Cash

Although it has not yet finalized its full financial results for the fourth quarter and fiscal year ended December 31, 2022, VBL expects to report that it had approximately $21.1 million of cash, cash equivalents, short-term bank deposits, and restricted cash as of December 31, 2022.

The information contained in this Item 8.01 of this Current Report on Form 8-K is unaudited and preliminary and does not present all information necessary for an understanding of VBL’s financial condition as of December 31, 2022. The audit of VBL’s consolidated financial statements for the year ended December 31, 2022 is ongoing and could result in changes to the information set forth above.

Additional Information About the Proposed Merger and Where to Find It

This communication relates to the proposed merger transaction involving VBL and Notable and may be deemed to be solicitation material in respect of the proposed merger transaction. In connection with the proposed merger transaction, VBL will file relevant materials with the SEC, including a registration statement on Form S-4 that will contain a proxy statement (the “Proxy Statement”) and prospectus. This communication is not a substitute for the Form S-4, the Proxy Statement or for any other document that VBL may file with the SEC and or send to VBL’s shareholders in connection with the proposed merger transaction. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF VBL ARE URGED TO READ THE FORM S-4, THE PROXY STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT VBL, THE PROPOSED MERGER TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Form S-4, the Proxy Statement and other documents filed by VBL with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed by VBL with the SEC will also be available free of charge on VBL’s website at www.vblrx.com, or by contacting VBL’s Investor Relations at www.ir.vblrx.com. VBL, Notable and their respective directors and certain of their executive officers may be considered participants in the solicitation of proxies from VBL’s shareholders with respect to the proposed merger transaction under the rules of the SEC. Information about the directors and executive officers of VBL is set forth in its Annual Report on Form 20-F for the year ended December 31, 2021, which was filed with the SEC on March 23, 2022, and in subsequent documents filed with the SEC. Additional information regarding the persons who may be deemed participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in the Form S-4, the Proxy Statement and other relevant materials to be filed with the SEC when they become available. You may obtain free copies of this document as described above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities nor a solicitation of any vote or approval with respect to the proposed transaction or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, otherwise in accordance with applicable law.

Cautionary Statement Regarding Forward Looking Statements

This Current Report on Form 8-K and the exhibits furnished or filed herewith contain “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including but not limited to, express or implied statements regarding the structure, timing and completion of the proposed Merger; VBL’s unaudited cash position at December 31, 2022; the combined company’s listing on Nasdaq after closing of the proposed Merger; expectations regarding the ownership structure of the combined company; the expected executive officers and directors of the combined company; each company’s and the combined company’s expected cash position at the closing of the proposed Merger (including completion of Notable’s private placement) and cash runway of the combined company; the future operations of the combined company; the nature, strategy and focus of the combined company; the development and commercial potential and potential benefits of any product candidates or platform technologies of the combined company; the executive and board structure of the combined company; the location of the combined company’s corporate headquarters; anticipated preclinical and clinical drug development activities and related timelines, including the expected timing for data and other clinical results; Notable having sufficient resources to advance its volasertib and any other pipeline candidates and its platform technologies; and other statements that are not historical fact. All statements other than statements of historical fact contained in this Current Report on Form 8-K and the exhibits furnished or filed herewith are forward-looking statements. These forward-looking statements are made as of the date they were first issued, and were based on the then-current expectations, estimates, forecasts, and projections, as well as the beliefs and assumptions of management. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond VBL’s control. VBL’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to (i) the risk that the conditions to the closing of the proposed Merger are not satisfied, including the failure to timely obtain shareholder approval for the transaction, if at all; (ii) uncertainties as to the timing of the consummation of the proposed Merger and the ability of each of VBL and Notable to consummate the proposed Merger; (iii) risks related to VBL’s ability to manage its operating expenses and its expenses associated with the proposed merger pending closing; (iv) risks related to the failure or delay in obtaining required approvals from any governmental or quasi-governmental entity necessary to consummate the proposed Merger; (v) the risk that as a result of adjustments to the exchange ratio, VBL shareholders and Notable stockholders could own more or less of the combined company than is currently anticipated; (vi) risks related to the market price of VBL’s common stock relative to the exchange ratio; (vii) unexpected costs, charges or expenses resulting from the transaction; (viii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed Merger; (ix) the uncertainties associated with Notable’s platform technologies, as well as risks associated with the clinical development and regulatory approval of product candidates, including potential delays in the commencement, enrollment and completion of clinical trials; (x) risks related to the inability of the combined company to obtain sufficient additional capital to continue to advance these product candidates and its preclinical programs; (xi) uncertainties in obtaining successful clinical results for product candidates and unexpected costs that may result therefrom; (xii) risks related to the failure to realize any value from product candidates and preclinical programs being developed and anticipated to be developed in light of inherent risks and difficulties involved in successfully bringing product candidates to market; (xiii) risks associated with the possible failure to realize certain anticipated benefits of the proposed Merger, including with respect to future financial and operating results; (xiv) risks associated with VBL’s financial close process and completion of its audit for the year ended December 31, 2022; (xv) risks associated with VBL’s loss of “foreign private issuer” status; and (xvi) risks related to the closing of the proposed sale of VBL’s Modi’in facility, among others. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties. These and other risks and uncertainties are more fully described in periodic filings with the SEC, including the factors described in the section titled “Risk Factors” in VBL’s Annual Report on Form 20-F for the year ended December 31, 2021 filed with the SEC, and in other filings that VBL makes and will make with the SEC in connection with the proposed Merger, including the Proxy Statement described above under “Additional Information about the Proposed Merger Transaction and Where to Find It.” You should not place undue reliance on these forward-looking statements, which are made only as of the date hereof or as of the dates indicated in the forward-looking statements. VBL expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated February 22, 2023, among Vascular Biogenics, Ltd., Notable Labs, Inc. and Vibrant Merger Sub, Inc.(1)

99.1	Joint press release issued by Vascular Biogenics, Ltd. and Notable Labs, Inc., on February 23, 2023, and furnished herewith.

99.2	Presentation for investor conference call held by Vascular Biogenics, Ltd. and Notable Labs, Inc. on February 23, 2023, and furnished herewith.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

(1)	Schedules have been omitted from this filing pursuant to Item 601(b)(2) of Regulation S-K. VBL agrees to furnish supplementally a copy of any omitted schedule to the SEC upon its request; provided, however, that VBL may request confidential treatment pursuant to Rule 24b-2 of the Exchange Act for any schedule so furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VASCULAR BIOGENICS LTD.

Date:	February 23, 2023	By:	/s/ Dror Harats
		Name:	Dror Harats
		Title:	Chief Executive Officer